July 25, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kari Jin Kathleen Collins

Re:	Document Security Systems, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filing”), which were included in the Staff’s letter dated July 11, 2008 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our,” “Company” or “us” mean Document Security Systems, Inc.

Note 5, Intangible Assets, page F-11

1.  We note your response to our prior comment 3 where you indicate that the Company’s underlying basis for capitalizing legal defense costs is your expectation that your patent infringement suit against the ECB will be successful. We note, however, that at the point you began capitalizing such costs you had not yet successfully defended your patents. TPA 2260.03 and paragraph 247 of Concepts Statement No. 6 state that costs of successfully defending a patent may be capitalized if they are part of the cost of retaining and obtaining the future benefit of the patent. Accordingly, it is still not clear why the Company believes that capitalization of your legal defense costs is appropriate and how you overcame the notion that these costs are costs of successfully defending the Company’s patent. Please provide further analysis to support your conclusions.

Response:

The Company’s decision to capitalize its patent defense costs is based on the assumption that the patent infringement lawsuit against the ECB will ultimately be successful. The Company has committed significant resources and funds to its patent litigation and our assumption of success is based, in part, on the following factors: (1) extensive due diligence performed prior to the litigation by the Company and legal counsel that was the basis of the decision to litigate; (2) the analysis and opinions of industry experts, and legal counsel, and (3) an established timeline and record of communications between the Company and its predecessors and the potential infringing parties and their affiliates and partners regarding the infringed technologies. Furthermore, the Company has recently had its assessment of success validated by recent due diligence performed by potential investors and their counsel who seek to partner with the Company in the current and future litigation actions.

Because the patent defense costs are incurred before the outcome of the litigation is known, these costs are capitalized unless the outcome of litigation is not successful, or an impairment with respect to the patent occurs. If the Company is unsuccessful in the litigation, all patent defense costs that the Company previously capitalized would then be expensed. The Company believes that the corresponding principal applies to the guidance provided in TPA 2260.03 and paragraph 247 of Concepts Statement No. 6, and therefore, the capitalization of costs would be appropriate in all periods prior to, and after, a successful outcome of the litigation.

2.  We note your response to our prior comment 4 in your letter dated May 9, 2008 where you indicate that the Company’s impairment analysis is based on potential damage claims you expect to receive and that you determine such amounts based on published circulation rates of the Euro banknote throughout the EU and a royalty rate that the Company is earning from other technology licensed in the EU. Please tell us how you considered the guidance in paragraphs 7 and 16-21 of SFAS 144 in determining that a cash flow analysis based on circulation rates is an appropriate basis for your impairment test. Also, please explain further how you determined the circulation rates (in total and by individual country) and how you applied such rates in concluding the potential damages to be received upon settlement of $80 -180 million. In addition, please provide a breakdown of the potential settlement by country. Also, explain further the source of your royalty rate assumptions and how you apply such rates to your impairment analysis.

Response:

The Company uses the potential proceeds from its litigation with the ECB as the primary source of future cash flows directly associated with its capitalized patent defense cost. The Company believes that there are additional infringers of the technology that it may pursue in the future, depending on the outcomes of its lawsuit with the ECB.

The tables below detail the Company’s assumptions used in determining the potential proceeds from its ECB Litigation, either through settlement or from court assessed damages in its impairment analysis. Table 1 utilizes data published by the ECB on the volume of Euro banknotes produced during each year, and data published by a market research group, Pira International, to determine the range and types of cost incurred in the production of such banknotes. Using the two figures, the Company determines the estimated high and low total costs of the production of the Euro banknotes in each year of infringement, and then applies a royalty rate to those estimated production costs to determine the amount that would be due to the Company if the ECB had licensed the technology from the Company on the Company’s standard licensing terms. The Company uses a royalty rate of 5%, which is the rate that the Company has used for its international licensees, including European licensees, for similar technologies. The Company validated the appropriateness of its assumed royalty rate against the costs incurred by the Euro printers for similar security technologies (as published by Pira International). Due to the variability in the estimated costs of banknote production, as published by Pira International, the Company uses a simple average of potential proceeds to the Company of approximately $150,000,000.

In Table 2, the Company further analyses the potential proceeds to the Company by country according to published circulation rates of the Euro banknote in the various European Union countries. The Company uses circulation rates as opposed to production origins of the Euro notes since the infringement occurs in the use of the banknote, and such, any production imported from a non-Euro country, or a Euro country in which the Company’s patent has been held to be invalid, would still be subject to infringement in any country in which the Company’s patent is valid. Using these circulation rates, the Company estimates what percentage of the $150,000,000 potential royalty would be due from each country to determine the estimated cash flow, and assigns an error factor based on the degree of uncertainty as to the timing and potential amount of proceeds.

Table 1:

			Estimated production
			costs (@ $0.11 per)	Estimated Royalty @5%
Year		Euros Produced (a)	(b)	( c)
pre-2002
launch		14,890,000,000	$1,637,900,000	$81,895,000
	2002	4,780,000,000	$525,800,000	$26,290,000
	2003	3,092,000,000	$340,120,000	$17,006,000
	2004	1,579,000,000	$173,690,000	$8,684,500
	2005	3,630,000,000	$399,300,000	$19,965,000
	2006	7,000,000,000	$770,000,000	$38,500,000
	2007	6,300,000,000	$693,000,000	$34,650,000
Totals		41,271,000,000	$4,539,810,000	$192,340,500

			Estimated production
			costs (@$0.0525 per)	Estimated Royalty @5%
Year		Euros Produced (a)	(b)	(c)
pre-2002
launch		14,890,000,000	$781,725,000	$39,086,250
	2002	4,780,000,000	$250,950,000	$12,547,500
	2003	3,092,000,000	$162,330,000	$8,116,500
	2004	1,579,000,000	$82,897,500	$4,144,875
	2005	3,630,000,000	$190,575,000	$9,528,750
	2006	7,000,000,000	$367,500,000	$18,375,000
	2007	6,300,000,000	$330,750,000	$16,537,500
Total		41,271,000,000	$2,166,727,500	$108,336,375

(a)- Production statistics published by the European Central Bank http://www.ecb.eu/bc/faqbc/figures/html/index.en.html

(b) -Figures derived from "The Future of Banknote Printing II"- by Pira International, 2006, including page 36; and "The Future of Global Markets for Security Printing- Strategic Five Year Forecasts and Directory of Printers and Suppliers"- by Pira International

( c) -Figures derived from "The Future of Banknote Printing II"- by Pira International, 2006, Tables 2.1 and 2.2, page 11.

Table 2:

			5 Yr Projected Cash Flow
	Total Estimated Percent of								Error	Discounted
	Potential	Euro							Discount	Cash	Undiscounted
	Proceeds	Circulation	2008	2009	2010	2011	2012	2013	Factor	Projection	Total
	(d)	(e)
European Patent EP 0455750
Confirmed Valid
Germany-	150,000,000	27.08%				$40,620,000			15%	6,093,000	$40,620,000
Netherlands	150,000,000	5.13%				$7,695,000			15%	1,154,250	$7,695,000

Pending Confirmation Valid										-
Spain	150,000,000	9.97%				$14,955,000			10%	1,495,500	$14,955,000
Italy	150,000,000	16.40%				$24,600,000			10%	2,460,000	$24,600,000
Belgium	150,000,000	3.20%				$4,800,000			10%	480,000	$4,800,000
Invalid										-
England		0.00%		-	-	-	-	-	0%	-	$-
France		18.99%				-			0%	-
			-	-	-	$92,670,000	-	-		11,682,750	$92,670,000
	Discounted Cash Flow					11,682,750					$11,682,750

Thank you for your assistance in this matter. Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By: /s/ Patrick White
Patrick White
Chief Executive Officer